Dejour Energy Re-brands as DXI Energy Inc.
Reflecting New Production, Reserves and
Change in Capital Structure

VANCOUVER, BRITISH COLUMBIA- October 15, 2015- (Dejour Energy Inc. (NYSE MKT: DEJ) (TSX: DEJ) ("Dejour" or the "Company"), an independent oil and gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced that it will change its name to DXI Energy Inc.

In conjunction with the name change that is expected to take place on or about October 30, 2015, the Company will consolidate its common shares on a 1 for 5 basis. As a result, the number of common shares outstanding will reduce to 36,494,609 from 182,473,615.

As is customary, shareholders will be required to file a Letter of Transmittal to obtain their new shares.

DXI Energy Inc. will also trade on both the New York Stock Exchange Amex (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO), effective with the name change.

“We are pleased to launch ‘DXI Energy Inc.’ commensurate with our new production profile and initiatives for prudent expansion. Our Company is now a sustainable ‘upstream’ energy industry participant with long-term producible reserves capable of delivering stable cash flow in geographically and geopolitically attractive areas, at a time when growth opportunities abound,” stated Robert L. Hodgkinson, Chairman & CEO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America's Piceance Basin (39,998 net acres) and Peace River Arch regions (14,444 net acres). Dejour maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT: DEJ) and Toronto Stock Exchange (DEJ.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dejour.com

Craig Allison
914-882-0960
Investor Relations - New York
callison@dejour.com